Steinhoff
International Holdings Limited

28, 6th Street, Wynberg
SANDTON

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

Registration No: 1998/003951/06
VAT No: 4060175934

[redacted]

08005380

26 September 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

SUPPL

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Trading update (29 August 2008); and

2. Audited results for the year ended 30 June 2008 (9 September 2008).

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

10/15

SHF SHFF
SHF SHFF
SHF/SHFF - Steinhoff - Trading Update
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1954/001893/06)
(a wholly-owned subsidiary of Steinhoff)
Preference share code: "SHFF"
ISIN: ZAE000068367
(collectively "the Group")

Trading Update

In compliance with paragraph 3.4 of the Listings Requirements of the JSE Limited, a listed company is required to publish a trading statement as soon as it becomes aware, with a reasonable degree of certainty, that the financial results for the next period to be reported on will differ by at least 20% from those of the previous corresponding period.

Accordingly, the Group hereby advises that, for the financial year ended 30 June 2008, Steinhoff expects headline earnings per share (HEPS) to be 20% to 25% above those reported for the previous financial year ended 30 June 2007.

The group further advises that Circular 8/2007 issued by The South African Institute of Chartered Accountants (SAICA) amended the definition of HEPS, resulting in a restatement of the group`s HEPS to 200cps for the year ended 30 June 2007, down from 215cps as previously reported. Accordingly, the Group advises that HEPS is expected to increase between 27% and 32% above the restated HEPS of 200cps.

The earnings per share will be marginally better, mainly as a result of an impairment charge (in respect of the current year) pertaining to Steinhoff`s associate investment in Amalgamated Appliance Holding Limited and a capital profit of 46cps which was included in the 30 June 2007 financial year relating to the sale of Steinhoff`s South African furniture manufacturing interests.

The information in this trading statement has not been reviewed nor reported on by the Group`s auditors.

The audited annual financial results of the Group for the year ended 30 June 2008 are expected to be released on or about 09 September 2008.

Wynberg, Sandton
29 August 2008
Sponsor - PSG Capital (Pty) Limited

Date: 29/08/2008 14:14:01 Produced by the JSE SENS Department.

SHF
SHF SHFF
SHF/SHFF - Steinhoff/Steinhoff Investments - Audited results for the year ended 30 June 2008

STEINHOFF INTERNATIONAL HOLDINGS LTD
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the group")

STEINHOFF INVESTMENT HOLDINGS LIMITED
(Steinhoff Investments)
Registration number: 1954/001893/06
(Incorporated in the Republic of South Africa)
JSE share code: SHFF ISIN code: ZAE 000068367

Audited results for the year ended 30 June 2008

HIGHLIGHTS

64% increase in net cash flow from operating activities
32% increase in headline earnings
23% increase in headline earnings per ordinary share
10,3% operating margin increased from 8,9%
UK Retail turnaround continues
European Retail first-time consolidation

www.steinhoffinternational.com
To view results on a mobile: www.steinhoff.mobi

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Audited Year ended 30 June 2008 R`000	Audited* Year ended 30 June 2007 R`000	% change
Revenue		45 045 885	34 228 573	32
Operating profit before depreciation and capital items		5 492 166	3 754 696	46
Depreciation		(830 553)	(720 539)	
Operating profit before capital items		4 661 613	3 034 157	54
Capital items from continuing operations	1	(192 890)	(56 505)	
Earnings before interest, dividend income, associate earnings and taxation		4 468 723	2 977 652	50
Net finance charges		(704 637)	(453 827)	
Dividend income		584	24 209	
Earnings before associate earnings and taxation		3 764 670	2 548 034	48
Share of profit of associate companies		37 071	67 159	
Profit before taxation		3 801 741	2 615 193	45
Taxation		(366 133)	(325 208)	
Profit for the year from continuing operations		3 435 608	2 289 985	50
Profit for the year from discontinued operations		-	142 552	
Profit on disposal of discontinued operations		-	541 903	
Profit for the year		3 435 608	2 974 440	16
Attributable to:				
Equity holders of the parent		3 310 037	2 969 621	11
Minority interest		125 571	4 819	
Profit for the year		3 435 608	2 974 440	16
Headline earnings per ordinary share (cents) - restated		263,5	200,1*	32

- per previous definition		264,4	215,3	23
Diluted headline earnings per ordinary share (cents)		251,4	192,8*	30
From continuing and discontinued operations:				
Basic earnings per share (cents)		249,8	241,9	3
Fully diluted earnings per share (cents)		238,8	233,0	2
From continuing operations:				
Basic earnings per share (cents)		249,8	184,3	36
Fully diluted earnings per share (cents)		238,8	177,1	35
Number of shares in issue (`000)		1 268 743	1 256 453	1
Weighted average number of shares in issue (`000)		1 280 541	1 188 015	8
Earnings attributable to ordinary shareholders (R`000)	2	3 199 039	2 873 508	11
Headline earnings attributable to ordinary shareholders (R`000) - restated	3	3 374 761	2 377 760	42
- per previous definition		3 385 185	2 557 638	32
Distribution per ordinary share (cents)		60	50	20
Average currency translation rate (rand:euro)		10,7631	9,4103	14

*Headline earnings, diluted headline earnings per ordinary share and capital items were restated for the year ended 30 June 2007 in accordance with SAICA Circular 8/2007 - Headline Earnings, effective for financial periods ending on or after 31 August 2007.

ADDITIONAL INFORMATION

	Audited Year ended 30 June 2008	Audited* Year ended 30 June 2007
R`000 R`000		
Note 1: Capital items		
Goodwill adjustments	(15 581)	(14 648)
Impairments	(166 314)	(67 252)
Loss on scrapping of rental fleet vehicles	(7 650)	(8 523)
Profit on disposal of business	-	978
(Loss)/profit on disposal of property, plant and equipment	(14 416)	32 940
Negative goodwill released on business combination	8 723	-
Profit on disposal of investment property	2 348	-
Capital items from continuing operations	(192 890)	(56 505)
Profit on disposal of discontinued operations	-	541 903
Capital items included in discontinued operations	-	(6 678)
	(192 890)	478 720
Note 2: Earnings attributable to ordinary shareholders		
Earnings attributable to equity holders	3 310 037	2 969 621
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(110 998)	(96 113)
	3 199 039	2 873 508
Note 3: Headline earnings attributable to ordinary shareholders		
Earnings attributable to equity holders	3 310 037	2 969 621
Adjustment for:		

Capital items (note 1)	192 890	(478 720)
Taxation effects on capital items	(17 231)	(15 925)
Profit on disposal of property, plant and equipment included in share of profit of associate companies	63	(1 579)
Impairments included in share of profit of associate companies	-	476
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(110 998)	(96 113)
	3 374 761	2 377 760

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Audited Year ended 30 June 2008 R`000	Audited Year ended 30 June 2007 R`000
Actuarial (losses)/gains recognised in equity	(13 137)	37 709
Cash flow hedges recognised in equity	15 219	(50 357)
Exchange differences on consolidation of foreign subsidiaries	2 353 086	248 662
Fair value adjustments on available-for-sale financial assets	(3 157)	-
Net income recognised directly in equity	2 352 011	236 014
Profit for the year	3 435 608	2 974 440
Total recognised income and expense for the year	5 787 619	3 210 454
Attributable to:		
Equity holders of the parent	5 021 490	3 205 635
Minority interest	766 129	4 819
	5 787 619	3 210 454

CONDENSED CONSOLIDATED BALANCE SHEET

	Audited 30 June 2008 R`000	Audited 30 June 2007 R`000
ASSETS		
Non-current assets		
Property, plant and equipment, investment properties and biological assets	11 288 468	7 998 870
Intangible assets and goodwill	21 226 595	10 247 043
Investments and loans	1 278 679	2 350 921
Interests and loans - associate companies	2 457 992	866 282
Deferred taxation assets	1 390 020	706 212
	37 641 754	22 169 328
Current assets		
Accounts receivable, short-term loans and other current assets	8 725 726	6 848 698
Inventories	5 553 033	3 451 445
Cash and cash equivalents	4 995 231	5 064 987
	19 273 990	15 365 130
Total assets	56 915 744	37 534 458
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary share capital and reserves	20 772 947	16 232 948
Preference share capital	1 042 474	1 042 474
	21 815 421	17 275 422
Minority interest	2 968 732	82 121
Total equity	24 784 153	17 357 543
Non-current liabilities		
Deferred taxation liabilities	3 203 448	991 324
Interest-bearing long-term liabilities	12 684 508	7 261 391
Other long-term liabilities and provisions	1 414 066	598 591
	17 302 022	8 851 306
Current liabilities		
Interest-bearing short-term liabilities	4 001 799	3 791 143
Accounts payable, provisions and other	10 827 770	7 534 466

current liabilities	14 829 569	11 325 609
Total equity and liabilities	56 915 744	37 534 458
Net asset value per ordinary share (cents)	1 688	1 292
Gearing ratio (net) (%)	38	24
Closing exchange rate (rand:euro)	12,3341	9,5735

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Audited Year ended 30 June 2008	Audited Year ended 30 June 2007
	R`000	R`000
Operating profit before working capital changes	5 386 962	3 929 479
Net changes in working capital	97 890	(475 631)
Cash generated from operations	5 484 852	3 453 848
Net finance costs	(759 939)	(453 827)
Dividends paid	(119 734)	(86 603)
Dividends received	11 423	51 537
Taxation paid	(385 623)	(377 878)
Net cash inflow from operating activities	4 230 979	2 587 077
Net cash outflow from investing activities	(5 943 036)	(1 943 674)
Net cash inflow/(outflow) from financing activities	1 398 843	(649 852)
Net decrease in cash and cash equivalents	(313 214)	(6 449)
Effects of exchange rate changes on cash and cash equivalents	243 458	14 008
Cash and cash equivalents at beginning of year	5 064 987	5 057 428
Cash and cash equivalents at end of year	4 995 231	5 064 987

SEGMENTAL ANALYSIS

	Audited Year ended 30 June 2008	Audited Year ended 30 June 2007	
	R`000	R`000	% change
Revenue			
Retail activities			
- Household goods and building supplies	14 889 601	9 175 267	62
- Vehicles	12 419 863	11 699 666	6
Manufacturing and sourcing of household goods and related raw materials	19 267 783	13 786 631	40
Logistical services	4 984 554	3 784 845	32
Corporate services			
- Brand management	361 619	275 472	31
- Investment participation	182 004	176 074	3
- Central treasury and other activities	382 122	369 510	3
	52 487 546	39 267 465	34
Intersegment eliminations	(7 441 661)	(5 038 892)	
	45 045 885	34 228 573	32
Operating profit before capital items*			
Retail activities			
- Household goods and building supplies	964 689	83 745	1 052
as previously stated		255 128	
restatement closure costs		(171 383)	
- Vehicles	488 623	463 906	5
as previously stated		464 108	
restatement closure costs		(202)	
Manufacturing and sourcing of household goods and related raw materials	2 184 219	1 680 900	30
as previously stated		1 682 973	
restatement closure costs		(2 073)	

Logistical services	460 659	309 508	49
as previously stated		313 845	
restatement closure costs		(4 337)	
Corporate services			
- Brand management	361 620	275 412	31
- Investment participation	182 004	176 035	3
- Central treasury and other activities	501 785	374 000	34
	5 143 599	3 363 506	53
Intersegment eliminations	(481 986)	(329 349)	
	4 661 613	3 034 157	54
as previously stated		3 212 152	
restatement closure costs		(177 995)	

*Operating profit before capital items was restated for the year ended 30 June 2007 in accordance with the definition of headline earnings in Circular 8/2007 - Headline Earnings, effective for financial periods ending on or after 31 August 2007.

SEGMENTAL ANALYSIS (continued)

	Audited 30 June 2008		Audited 30 June 2007	
	R`000	%	R`000	%
Total assets				
Retail activities				
- Household goods and building supplies	23 035 434	45	7 665 963	24
- Vehicles	2 644 111	5	2 519 547	8
Manufacturing and sourcing of household goods and related raw materials	13 920 171	28	11 534 491	37
Logistical services	4 629 291	9	3 705 085	12
Corporate services				
- Brand management	4 143 382	8	2 623 039	8
- Investment participation	1 356 566	3	2 354 667	8
- Central treasury and other activities	1 109 408	2	966 975	3
	50 838 363	100	31 369 767	100

GEOGRAPHICAL INFORMATION

	Audited Year ended 30 June 2008		Audited Year ended 30 June 2007	
	R`000	%	R`000	%
Revenue				
United Kingdom	8 532 157	19	7 652 119	22
European Union	13 167 533	29	6 610 368	19
Pacific Rim	3 015 132	7	2 662 821	8
Southern Africa	20 331 063	45	17 303 265	51
	45 045 885	100	34 228 573	100
Non-current assets				
United Kingdom	9 299 134	25	5 991 828	27
European Union	16 756 588	44	6 422 771	29
Pacific Rim	1 522 139	4	1 173 434	5
Southern Africa	10 063 893	27	8 581 295	39
	37 641 754	100	22 169 328	100

RECONCILIATION OF TOTAL ASSETS PER SEGMENTAL ANALYSIS TO TOTAL ASSETS PER BALANCE SHEET

	Audited Year ended 30 June 2008	Audited Year ended 30 June 2007
	R`000	R`000
Total assets per balance sheet	56 915 744	37 534 458
Less:		
Cash and cash equivalents	(4 995 231)	(5 064 987)
Investments in associate companies	(739 532)	(866 282)

(excluding property transaction)		
Investments in preference shares	(193 285)	(177 500)
Interest-bearing investments and loans	(149 333)	(55 922)
Total assets per segmental analysis	50 838 363	31 369 767

SELECTED EXPLANATORY NOTES

STATEMENT OF COMPLIANCE

The consolidated annual financial statements from which these condensed financial statements have been derived, have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), and the requirements of the South African Companies Act. These condensed financial statements are presented in compliance with IAS 34 - Interim Financial Reporting.

BASIS OF PREPARATION

The annual financial statements are prepared in thousands of South African rands (R`000) on the historical cost basis, except for certain assets and liabilities which are carried at amortised cost, and certain financial instruments and biological assets which are stated at their fair values.

FINANCIAL STATEMENTS

The annual financial statements for the year have been audited by Deloitte & Touche and their accompanying unmodified audit report as well as their unmodified audit report on this set of summarised financial information are available for inspection at the company`s registered office. Full details of the group`s business combinations for the year, additions and disposals of property, plant and equipment as well as commitments and contingent liabilities are included in the group`s consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The accounting policies of the group have been applied consistently throughout the periods presented in the consolidated financial statements, except for the adoption of:

IFRS 2 - Share based payments: Vesting conditions and cancellations
IFRS 7 - Financial Instruments: Disclosure
IAS 23 - Borrowing Costs: Revised to require capitalisation of borrowing costs
IAS 32 - Financial Instruments: Presentation: Puttable instruments and obligations arising on liquidation
IFRIC 12 - Service Concession Arrangements
IFRIC 13 - Customer Loyalty Programmes
IFRIC 15 - Agreements for Construction of Real Estate
IFRIC 16 - Hedges of a Net Investment in a Foreign Operation
Improvements to IFRS`s

The group adopted the majority of the IASB`s Improvement to International Financial Reporting Standards. The adoption of the improvements affected certain disclosures to the consolidated financial statements.

Details of the implementation and adoption of the various IFRSs and IFRICs are reflected in the consolidated financial statements.

COMMENTARY

REVIEW OF RESULTS

The increase in revenue and operating profit, reflects another year of sound performance and growth. This was achieved notwithstanding the challenging operating conditions that prevailed in all the regions where we operate.

RETAIL ACTIVITIES

HOUSEHOLD GOODS AND BUILDING SUPPLIES

United Kingdom

The United Kingdom (UK) retail operations delivered solid results in the midst of the worst economic conditions experienced in many years. Furniture has been one of the worst affected businesses in the retail sector, with several of our competitors being severely impacted.

The board is pleased that the group`s UK Retail interests have held their own. Despite having near flat revenue growth the group experienced a turnaround in operating profit after completing the major part of the restructuring process in the previous financial year.

Continental Europe

In the European Union (EU) the group consolidated its various retail participation investments throughout the EU for the first time. The interests are held through a newly formed holding company, European Retail Management SA (ERM). The consolidated results of these investments provided additional

growth to the group, both at revenue and operating profit level and represent a further step towards completing the group`s vertical integration strategy in the EU.

The transaction gives a substantial addition to the current retail base through an extensive footprint strategically located across the EU. This investment also provides the base for strong growth in intragroup supply through our eastern European factories and collective third-party sourcing from the East.

Pacific Rim

In the Pacific Rim, the retail operations continued to experience competitive trading conditions on the back of high interest rates, increased fuel prices and the higher cost of living. Revenue was in line with expectations but margins were adversely impacted by below expected performances in New Zealand and the homewares division. The remaining operations in the Pacific Rim delivered satisfactory results.

Southern Africa

The results of the building supplies business of the group were below expectations. This was due to cost pressures experienced in product costs, distribution costs, internal restructurings, strengthening of the management team and start-up costs associated with increasing the footprint in strategic areas. The required restructuring measures have been completed.

VEHICLES

The Unitrans Automotive retail division delivered an excellent performance. In comparing the performance to a number of competitors who have announced major declines in profitability, Unitrans Automotive managed to grow both its revenue and operating profit marginally. This is a satisfying performance mainly attributable to the sales mix of lower-to-middle-end passenger and light commercial vehicles as well as growth in revenue from spare parts and workshops. The Hertz division is also benefiting from strengthened management as well as changes to the composition of its new vehicle fleet and improved service levels.

MANUFACTURING AND SOURCING OF HOUSEHOLD GOODS AND RELATED RAW MATERIALS

The United Kingdom

The group`s UK manufacturing interests had mixed results. The automotive and industrial products manufacturing division delivered positive results. The furniture manufacturing division`s results were adversely impacted by rising raw material costs which could not be fully passed on to its customers. Intragroup sales again benefited the group and remains a focus area.

Continental Europe

The European manufacturing and sourcing division delivered satisfying results with a year-on-year increase in both revenue and operating profit. The margin benefits were fuelled by the relative strength of the euro against the US dollar, supplemented by the expansion of the group`s vertical integration strategy. The wholesale and trading joint ventures in the Benelux and German regions recorded a strong performance both in profitability and operating margin.

The restructuring of the group`s eastern European division has been completed. The centralisation of all administration and distribution functions, as well as the construction of a new distribution centre, showroom and administrative offices, to serve our operations in Poland, are expected to be completed by November 2008. The continued strength of the zloty relative to the euro has partially countered the beneficial impact of the strong euro versus the US dollar and GB pound. Polish labour migration to western European countries has decreased a result of the tougher economic conditions, particularly in the UK. As a consequence, the retention of Polish staff and skills availability has improved substantially during the last quarter.

International Sourcing

The International Sourcing operations increased their year-on-year activity levels by more than 50%. The management of these operations have been strengthened to accommodate the increased activity levels and the anticipated future growth.

Southern Africa

Panel products and timber

The group`s panel products and timber division achieved satisfactory results. Turnover growth was achieved mainly due to market share gains. However, operating profit (excluding the revaluation effect of biological assets) was

negatively impacted by unprecedented increases in raw material costs, particularly during the latter part of the financial year and price cutting activities adopted by our competitors. The forestry and sawmilling operations delivered a pleasing performance.

Raw materials

The results of the raw material division were adversely affected by the slowdown in the household goods retail market in South Africa and aggravated by increases in input costs. Appropriate restructurings have been done.

LOGISTICAL SERVICES

United Kingdom

The UK logistics division underperformed compared to the previous year, which was attributable to the deferral of a number of key projects and the general slowdown and negative sentiment prevailing in the UK market.

Continental Europe

The European logistics division has performed well and has benefited from increased product flow, particularly arising from the investment in ERM.

Southern Africa

The logistics division achieved excellent results with significant year-on-year growth in operating profit. This achievement is mainly attributable to new contracts gained and high quality service level management of existing contracts. The passenger division delivered good results in line with expectations.

PERFORMANCE

The group`s revenue increased by 32% from R34 229 million to R45 046 million, aided by the first-time consolidation of ERM and supplemented by the growth achieved in the EU. The group generated 55% (2007: 49%) of its revenue in currencies other than South African Rand (ZAR), principally euro, GB pound and Australian dollar. The actual foreign revenue achieved in currencies other than ZAR, but denominated in euro, increased by 31% from euro 1 749 million to euro 2 296 million.

The average exchange rate used for converting euro income and expenditure to ZAR was R10,7631:1 euro compared to R9,4103: 1 euro in respect of the previous financial year (14% change).

Headline earnings attributable to ordinary shareholders grew by 42% (after restatement) to R3 375 million, compared to R2 378 million (R2 558 million before restatement) for the year ended 30 June 2007.

Headline earnings per ordinary share (HEPS) increased by 32% to 263,5 cents (2007: 200,1 cents) with basic earnings per ordinary share increasing 3% to 249,8 cents (2007: 241,9 cents). It should be noted that the reported HEPS in respect of the 2007 financial year have been restated to 200,1 cents per share (cps) (from 215 cps) in accordance with the requirements of Circular 8/2007 issued by the South African Institute of Chartered Accountants. The principal change relates to closure costs amounting to R178 million which would have been shown as part of HEPS. With regard to basic earnings per ordinary share, the lower percentage increase is attributable to the capital profit realised in respect of the disposal of Steinhoff`s southern African furniture manufacturing interests of R542 million in 2007 and an impairment of R155 million in the year ended 30 June 2008 against the carrying value of Steinhoff`s listed associate company, Amalgamated Appliance Holdings Limited.

The weighted average number of ordinary shares in issue during the period increased by 8% to 1 281 million (2007: 1 188 million).

Ordinary shareholders` funds at 30 June 2008 amounted to R20 773 million (30 June 2007: R16 233 million). The return on average ordinary shareholders` funds was 18%. (The return on average ordinary shareholders` funds, adjusted for the currency impact on the conversion of foreign net assets at the closing rate of ZAR 12,3341: 1 euro (29% higher) vis-?-vis the average currency translation rate of ZAR 10,7631:1 euro (15% higher) at which the income statement was converted, amounted to 19%.) The net asset value per ordinary share increased to 1 688 cps from 1 292 cps.

The increase in total assets of the group arose mainly from:

the first-time consolidation of ERM, with the related investment being allocated to the identifiable assets and liabilities of ERM in accordance with IFRS 3 - Business Combinations. The gross assets of ERM included in the group balance sheet are stated before providing for the associated deferred tax provision and minority interests; and

the conversion of euro denominated assets at a 29% higher ZAR : euro

conversion rate applicable at the reporting date (i.e. ZAR 12.3341 : 1 euro at 30 June 2008 vs ZAR 9.5735 : 1 euro as at 30 June 2007).

The group`s net cash flow from operating activities was 64% higher at R4 231 million (2007: R2 587 million). The extent of cash generation bears testimony to the group`s quality of earnings. Cash generation is determined after taking account of a net decrease in working capital of R98 million (2007: increase of R476 million).

The group`s average operating margin improved to 10,3% (2007: 8,9% restated from 9,4%), mainly due to the progress made in the turnaround of the UK Retail operations as well as the impact of the relative strength of the euro against the US dollar, as the group`s principal sourcing currency. The group also benefited from volume-driven growth in the EU. Enhanced efficiencies throughout the supply chain, increased capacity utilisation and growth in collective intragroup sourcing remain priority and will continue to benefit margins.

Net finance charges for the year rose to R705 million (2007: R454 million) mainly due to higher interest rates prevailing in all territories in which the group operates as well as the higher ZAR: euro conversion rate applicable to non-South African finance charges. Finance charges also increased as a result of the first-time consolidation of ERM.

At 30 June 2008, Steinhoff had net interest-bearing debt of R9 388 million (30 June 2007: R4 119 million) resulting in a net debt: equity ratio of 38% (30 June 2007: 24%). The gearing position of the group includes the first-time consolidation of ERM`s property-related debt and the issue by Steinhoff on 9 June 2008 of a ZAR-denominated convertible bond of R1,6 billion. (The liability portion of the bond amounts to R1,4 billion and is included in non-current interest-bearing loans and borrowings). The increase of the ZAR : euro closing conversion rate of 29% also contributed towards the increased ZAR denominated debt and accordingly the net debt : equity ratio in ZAR terms.

The group`s taxation charge was R366 million (2007: R325 million), translating into an average tax rate of 10% (2007: 12%). The decrease is mainly attributable to the higher profits in the UK retail division attracting no current tax due to prior accumulated tax losses on which no deferred tax assets were raised. Management anticipates that the average tax rate should not exceed 15% of pre-tax income in the foreseeable future. This is attributable to the lower statutory tax rates applicable, favourable tax dispensations and allowances utilised by the group in certain jurisdictions.

As reflected in the segmental analysis, the group benefited substantially from improved operating margin. The largest improvement was achieved in the retail of household goods and building supplies segment. The intragroup trading levels have also increased.

CORPORATE ACTIVITY

During the year under review, in addition to the corporate transactions announced at interim stage, the group concluded, or is in the process of concluding, the following notable corporate transactions:

- The group continued to expand its retail interests in Continental Europe. This has led to the consolidation of its retail participation interests in Continental Europe within ERM. ERM is earmarked as the vehicle for further expansion of the group`s retail activities, towards completing its vertical integration strategy in all major markets in Continental Europe.
- On 9 June 2008, Steinhoff issued its second convertible bond to raise an amount of R1,6 billion, before expenses. This bond relates to 64,6 million underlying ordinary shares in Steinhoff at a reference price, from launch to closing, of 1 869 cps to be issued at an initial conversion price of 2 477 cps, being an initial conversion premium of 32,5% above the reference price. It is redeemable at a redemption premium of 20% on 20 July 2015, resulting in an effective conversion price of 2 972 cps (a premium of 59% to the reference price). The proceeds of the bond were used for general corporate purposes.
- During June 2008, Steinhoff Europe merged its property holdings in Germany, Poland and Hungary into a Dutch property holding company structure. This transaction resulted in Steinhoff Europe exchanging its interest in the property companies, at book value, for a 45% interest in Hemisphere International Properties BV. Steinhoff Europe entered into a long-term head lease agreement with Hemisphere. In addition, Steinhoff Europe will also receive management and administration fees from this investment.
- Steinhoff supports the South African Government`s Black Economic Empowerment

(BEE) initiatives and remains committed to achieving the objectives set out in the Department of Trade and Industry`s Broad-Based Black Economic Empowerment codes of Good Practice (DTI Codes). The group is pleased to announce that it is at an advanced stage of finalising the detailed terms of its BEE ownership transaction and anticipates that an announcement containing the full details will be published during October 2008.

The group has accumulated 50 million treasury shares which will be made available as the medium to implement the BEE transaction. The transfer of these treasury shares to an appropriate BEE investment vehicle will be submitted for shareholders` approval at the annual general meeting of shareholders in December 2008.

The BEE transaction has been designed to provide sustainable long-term benefits to a broad base of South African participants, forming an integral part of the South African operations of the group. Staff participation is seen as an integral part of the group`s objective of retaining and developing employees, thereby ensuring their long-term commitment to Steinhoff. The key features of the BEE transaction include, inter alia:

- participation of all South African employees, not currently forming part of the long-term share incentive scheme(s). This will involve approximately 19 000 permanent employees, of whom more than 70% are black (as defined in the Broad-Based Black Economic Empowerment Act, No 53 of 2003), participating on an equal basis through an Employee Share Ownership Plan;
- participation of black management through a Black Managers` Trust;
- participation of existing community-based and empowerment groupings involved with the group`s timber plantations in the north-eastern Cape and southern Cape; and
- a fully vendor-financed structure.

The group believes that the BEE transaction will preserve shareholder value and contribute to the sustainability and growth of the group`s South African operations.

OUTLOOK

The current state of the global economy, particularly the credit environment and consumer spending patterns, represents a challenging trading environment for the new financial year. However, management is confident that the group`s business units in all regions are well structured to withstand these challenges and to continue to maintain and grow activity levels and profitability.

On behalf of the board of directors

BE Steinhoff	MJ Jooste
Non-executive chairman	Chief executive officer

9 September 2008

DISTRIBUTION FROM SHARE PREMIUM ACCOUNT

Notice is hereby given that, in accordance with the authority granted to the directors of the company in terms of Article 56A of the company`s articles of association and the resolution passed at the annual general meeting of the company held on 10 December 2007, a cash distribution from the share premium account of 60 cps (2007: 50 cps) has been declared and is payable to shareholders recorded in the books of the company at the close of business on Friday, 5 December 2008 (the capital distribution). The salient dates of this distribution are:

	2008
Last date to trade cum capital distribution	Friday, 28 November
Shares trade ex capital distribution	Monday, 1 December
Record date	Friday, 5 December
Payment date	Monday, 8 December

On Monday, 8 December 2008, the capital distribution will be electronically transferred to the bank accounts of certificated shareholders who utilise this facility. In all other instances of certificated holders, cheques dated 8 December 2008 will be posted on or about that date. Shareholders who have dematerialised their shares will have their accounts credited on 8 December 2008.

In terms of the South African Companies Act, 1973, as amended, the directors confirm that, after the payment of the capital distribution, the company will be able to pay its debts as they become due in the ordinary course of business, and its consolidated assets, fairly valued, will exceed its

consolidated liabilities.
No dematerialisation or rematerialisation of ordinary shares may take place between Monday, 1 December and Friday, 5 December 2008, both dates inclusive.

ANNUAL REPORT

The annual report will be mailed to shareholders in due course. The annual general meeting is scheduled to take place on Monday, 1 December 2008, at the registered office of the company at 10:00.

DIRECTORATE

In accordance with our announcement in March 2008, our chairman, Mr Bruno Steinhoff, will step down as chairman at the end of September 2008, but will remain on the board as a non-executive director. The board is pleased to announce that Dr Len (Deenadayalen) Konar, currently senior independent non-executive director, has been elected to succeed Mr Steinhoff as chairman. The board wishes to thank Mr Steinhoff, the founder of the group in Europe, for his contribution as chairman and shareholder since Steinhoff`s listing in 1998.

Dr Konar will step down as chairman of the audit and risk committee and will be replaced by Mr DC Brink

On behalf of the board of directors

SJ Grobler

Company Secretary

9 September 2008

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Steinhoff Investments)

Registration number: 1954/001893/06

(Incorporated in the Republic of South Africa)

JSE share code: SHFF ISIN code: ZAE 000068367

Preference shareholders are referred to the above results of Steinhoff for a full appreciation of the consolidated results and financial position of Steinhoff Investments.

DECLARATION OF DIVIDEND NUMBER 6 TO PREFERENCE SHAREHOLDERS

The board of Steinhoff Investments has resolved to declare a dividend of 552 cents per preference share in respect of the period from 1 January 2008 up to and including 30 June 2008 (the dividend period), payable on Monday, 27 October 2008, to those preference shareholders recorded in the books of the company at the close of business on Friday, 24 October 2008. This dividend has been determined on the basis of 75% of the prime bank overdraft lending rate of ABSA Bank Limited prevailing over the dividend period, applied to the nominal value plus premium (of R100,00 per preference share, in the aggregate).

The dividend is payable in the currency of South Africa.

	2008
Last date to trade cum dividend	Friday, 17 October
Shares trade ex dividend	Monday, 20 October
Record date	Friday, 24 October
Payment date	Monday, 27 October

No dematerialisation or rematerialisation of preference shares may take place between Monday, 20 October 2008 and Friday, 24 October 2008, both dates inclusive.

On Monday, 27 October 2008, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. Preference shareholders who have dematerialised their shares will have their accounts credited on Monday, 27 October 2008.

PROPOSED TAX AMENDMENTS

As mentioned in our interim results announcement, dated 5 March 2008, the Minister of Finance, in his budget speech of 20 February 2008, provided more details in respect of the second phase of the conversion of secondary tax on companies (STC) to a shareholder dividends tax.

Subsequently, the Department of National Treasury (National Treasury) published a draft Revenue Laws Amendment Bill (the Bill) on 1 August 2008. The Bill, indicates that the dividends tax will be a final withholding tax of 10% and will apply to all non-corporate and non-South African tax resident shareholders. The Bill also introduces a new concept called "contributed tax capital" which will have an impact on the dividend definition for tax purposes.

National Treasury reiterated the fact that the new dividends tax will only

come into effect once a number of double tax treaties, which are currently being negotiated, are ratified by the governments involved. The target date for the implementation of the dividends tax is late 2009.
Accordingly, shareholders are advised that, once the legislation has been promulgated, the group will obtain legal opinion and announce the impact on ordinary and preference shareholders.
On behalf of the board of directors

D Konar	JHN van der Merwe
Non-executive director	Executive director

9 September 2008
OTHER NOTES
1. Corporate governance
Steinhoff has embraced the recommendations of King II on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.
2. Social responsibility
Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and a number of social responsibility projects are continuing.
3. Human resources
Good working relationships are maintained with the relevant labour unions. Ongoing skills and equity activities continue to ensure compliance with current legislation.
Initiatives continue to contribute to broader skills development and sourcing of appropriately qualified staff on an ongoing basis.
4. Related-party transactions
The group companies entered into various related-party transactions. These transactions are no less favourable than those arranged with third parties.
5. Further events
No significant events have occurred in the period between the reporting date and the date of this report.
For more detail on the group`s listed associate investments, shareholders are referred to the results and/or corporate announcements and financial information of:
- Amalgamated Appliance Holdings Limited - 29 August 2008
www.amap.co.za
- KAP International Holdings Limited - 9 September 2008
www.kapinternational.com
ADMINISTRATION
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF   ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the group")
Registered office: 28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel: +27 (11) 445 3000 Fax: +27 (11) 445 3094
Transfer secretaries: Computershare Investor Services (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
Company secretary: SJ Grobler
Auditors: Deloitte & Touche
Sponsor: PSG Capital (Proprietary) Limited
Directors: BE Steinhoff^* (chairman), MJ Jooste (chief executive officer), DE Ackerman^, DC Brink^, YZ Cuba^, CE Daun^*, D Konar^, JF Mouton^,
FJ Nel, FA Sonn^, IM Topping#, DM van der Merwe, JHN van der Merwe
Alternate directors: JNS du Plessis, HJK Ferreira, SJ Grobler,
KJ Grov?, A Kr?ger-Steinhoff^*
#British   *German   ^non-executive
Retail
Many international brands - around the world nearly 1 000 retail outlets- market products to a range of customers.
Manufacturing and sourcing
A major contributor to the group`s reputation for value for money.
Environmental standards is just as important to us and we have invested in systems, practices and facilities to elevate and maintain standards in line with society`s expectations.

The logistics division ensures that every one of the approximate 8 million units manufactured and sourced reach the desired markets on time - on different continents, in different currencies and in different time zones.
Corporate activities
Focuses on supporting group operations with effective brand management, efficient treasury management and managing the group`s properties.
Date: 09/09/2008 14:35:02 Produced by the JSE SENS Department.

END